OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 25, 2017

Via Electronic Transmission

Mr. Edward Rubenstein

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Rubenstein:

Thank you for your comments, received via phone conference on September 25, 2017, to the registration statement on Form N-1A/A (the “Registration Statement”) for OFI Pictet Global Environmental Solutions Fund, a series of OFI Funds Trust (the “Registrant” or the “Fund”) filed on September 13, 2017. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions used in the Fund’s Registration Statement.

Diversification and Concentration.

1.	The last sentence in the paragraph captioned “Diversification and Concentration” states: “For purposes of compliance with its concentration policy, the Fund will consider portfolio investments held by underlying investment companies in which the Fund invests, to the extent that the Fund has sufficient information about such portfolio investments.” Please insert the following to appear after the last sentence in this section and after similar disclosure in the Fund’s SAI: “The Fund will make reasonable efforts to obtain such information.”

The Fund has revised the disclosure accordingly.

Reduced Class A Sales Charges

2.	The second sentence under the caption “Reduced Class A Sales Charges” states: “Purchases of “qualified shares” of the Fund and certain other Oppenheimer funds may be added to your Class A share purchases for calculating the applicable sales charge.” Please identify which specific Oppenheimer Funds the Fund is referring to in the disclosure or provide a cross reference to a list of such funds.

The disclosure has been revised to include a cross reference to the list of funds in the Statement of Additional Information.

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3.	In the section titled “Class A Purchases at Net Asset Value” please specify which intermediaries have entered into agreements with the Distributor to offer Class A shares at net asset value to self-directed brokerage accounts or delete the disclosure indication that “certain intermediaries” have entered into such agreements.

The disclosure has been deleted.

Sales Charge Waivers.

4.	In the first paragraph under the heading “Sales Charge Waivers” please specify that all waivers described in this filing below apply to the Fund covered by this filing.

The Fund has revised the disclosure to indicate that the stated waivers apply to the extent the Fund offers a particular share class.

Payment Delays

5.	Please disclose whether payment of redemption proceeds is made within one day for all methods of payment (eg. Check, wire or ACH) in accordance with Instruction 11(c).

The disclosure has been revised to indicate that redemption proceeds are typically made within one day regardless of payment method requested.

6.	The Appendix appears to refer to only one financial intermediary. Please revise all instances where the Fund uses the plural term “intermediaries” or where the fund refers to “certain intermediaries” to specify the particular intermediary to which the Appendix refers

Currently, the Fund’s appendix describes waivers offered to clients of two different intermediaries, specifically Merrill Lynch and Mass Mutual. The Fund also expects that additional intermediary-specific waivers for other firms will be added to the appendix in the near future. Consequently, no change is required.

APPENDIX B

7.	Please add a broad based index to the performance chart contained in Appendix B.

The Fund has included a broad based index to the chart.

Statement of Additional Information

8.	Please explain why the illiquidity and 80% names rule restrictions are not disclosed under the heading “Non-Fundamental Restrictions”.

The Fund’s policy on illiquid investments and its 80% policy are clearly stated in the prospectus. The Fund believes the combination of context and importance with respect to

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these two policies are such that it is appropriate to state them in the prospectus. Since the policies are given prominence in the prospectus, the Fund does not believe they also need to be repeated in the SAI.

Comments Related to First Response Letter

9.	Please complete the information bracketed in the Fund’s fee table.

The Fund has updated the information accordingly.

10.	Please consider including a footnote to the Fee Table’s Class A sales load indicating that while there is no sales load on Class A purchases over $1 million, a CDSC is assessed on such shares redeemed within 18 months of purchase.

The Fund has considered including a footnote addressing the CDSC on certain purchases of Class A shares, but has determined, for the reasons set forth in the Fund’s first response letter, that doing so bears a significant probability of being misleading to a typical Class A shareholder.

11.	The introduction to the example should state the example applies whether person redeems or not. Please revise the disclosure accordingly.

The disclosure has been revised accordingly.

12.	The staff’s position is that the words “environmental solutions” as used in the Fund’s name do in fact note a type of investment for which an 80% policy is required under Rule 35d-1. We have consistently taken this position with other ESG funds and note that the adopting release for the names rule suggests that a healthcare fund is subject to the rule, which we believe is analogous to this scenario.

The disclosure has been revised accordingly.

13.	Please revise the disclosure describing the Fund’s investment process. The disclosure as revised is not plain English and uses terms that an investor would not easily understand.

The disclosure has been revised accordingly.

14.	It is the staff’s position that if a “global” Fund’s investments include companies in the United States as one of only three global jurisdictions, those companies must derive at least 50% of their revenues from operations outside of the United States. Please revise the disclosure accordingly.

The disclosure has been revised to indicate that the Fund will invest significantly in three countries outside the United States.

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15.	The Fund’s Item 9 disclosure only addresses principal risks, not principal investment strategies. While Instruction C.3.a notes that a Fund need not repeat disclosure contained in the summary section of the prospectus, the Form also contemplates that the Item 4 disclosure will be a summary of the Item 9 disclosure and that Items 4 and 9 together will provide layered disclosure to investors. Please revise the Fund’s Item 9 disclosure accordingly.

Respectfully, the Fund reiterates its response to the Staff’s Comment No. 20, as provided in the response letter dated September 13, 2017. In light of the Staff’s restatement of its comment, we have considered the Staff’s point that Form N-1A “contemplates” that the Item 4 disclosure will be a summary of the Item 9 disclosure and that Items 4 and 9 together will provide layered disclosure to investors. Additionally, as a result of the comment, we have reviewed and reconsidered the substance of the Fund’s items 4 and 9 disclosures and believe that they provide fund investors with the important information they need to make an informed investment decision, consistent with the requirements of Form N-1A.

Importantly, we note the overarching purpose for the Commission’s adoption of the summary prospectus as support for the belief that disclosure changes are not required. The Adopting Release is explicit. It states (in summary):

These amendments are intended to improve mutual fund disclosure by providing investors with key information in plain English in a clear and concise format. The foundation of the improved disclosure framework is the provision to all investors of streamlined and user-friendly information that is key to an investment decision. Investors face a difficult task in choosing among the more than 8,000 available mutual funds. Fund prospectuses, which have been criticized by investor advocates, representatives of the fund industry, and others as being too long and complicated, often prove difficult for investors to use efficiently in comparing their many choices.[1]

Furthermore, we believe the reason the Commission explicitly directed in the Form that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus”[2] is to effectuate its desire to “enhance investor understanding and the ability to compare funds.”[3]

After reconsidering, the Fund’s Items 4 and 9 disclosures, we are convinced that the Fund would not discuss additional information in Item 9 that is not already discussed in Item 4. Thus, to repeat already stated information would merely be editorially repetitive, and the Fund believes that in light of the purpose and express guidance discussed above, any additional information provided in the Item 9 section would be superfluous in such a way to be adverse to the concise, streamlined, simple and shorter prospectus intended by the Commission when it adopted the summary prospectus. Furthermore, because the disclosure required by Item 4 is, by statute, seamlessly fused to the disclosure required by Item 9 to

[1] Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, 1-9, Release No. 33-8998 (the “Adopting Release”) (emphasis not in original).

[2] See Form N-1A General Instruction C.3.(a).

[3] Adopting Release, 18.

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form the full, prospectus, the Fund believes the fused disclosures work together to provide the layered disclosure the Staff indicates the Form contemplates.

16.	Please revise the Class I share disclosure to specifically describe the class’s involuntary conversion feature in the Fund’s prospectus.

Please note that the following disclosure is located in the Fund’s prospectus under “More About Your Account—About Your Account—What is the Minimum Investment?—Minimum Account Balance”:

“The minimum account balance for Class I shares is $250,000. If a Class I account balance falls below $250,000, the account may be redeemed or converted into a Class Y share account. This minimum balance policy does not apply to Class I share accounts for which the minimum initial investment is waived.”

17.	Please revise the disclosure relating to the board of trustees in the SAI to address all the requirements of Items 17 and 18.

The Fund has reviewed Items 17 and 18 of Form N-1A and has revised certain of the disclosure to update information.  However, upon review, the Fund believes that its disclosure meets the requirements of Form N-1A in a manner that is easily understood by shareholders.  To the extent the Staff is able to direct the Fund to those specific instances in which a provision of Form N-1A is not being complied with, we would be very appreciative of more specific guidance from the Staff.  The Fund acknowledges that for editorial purposes, certain of the formatting has been modified from that indicated in Form N-1A in a way the Fund believes facilitates ease of information delivery.  The Fund otherwise believes that the information required by the form is either appropriately disclosed or inapplicable.

18.	The staff’s position is that the Fund must disclose all advisory fees regardless of whether the Fund actually makes such payments. Please disclose the applicable fees and method of calculating the fees.

The following text has been added to the section titled “The Investment Advisory Agreement and the Sub-Advisory Agreement” to satisfy the requirements of Item 19(a)(3) of Form N-1A.

“Under the sub-advisory agreement, the Manager pays the Sub-Adviser a percentage of the net investment advisory fee (after all applicable waivers) that it receives from the Fund as compensation for the provision of investment advisory services. The sub-advisory fee is paid at a rate of eighty percent of the investment management fee collected by the Manager from the Fund. The fee paid to the Sub-Adviser under the sub-advisory agreement is paid by the Manager, not by the Fund.”

The Fund relies on the its Manager of Managers Order with respect to Pictet Asset

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Management (“PAM”), the Fund’s sub-sub-advisor and, as such, is not required to disclose advisory fees paid to PAM.

19.	Item 30 requires a statement of the general effect of any contract, arrangements, or statute under which any director, officer, underwriter or affiliated person of the Fund is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection. We do not see any such summary. A cross reference to the Fund’s Declaration of Trust is not acceptable. Please revise accordingly.

General Instruction D(c) to Form N-1A permits a fund to incorporate by reference into its response to Part C, information that Part C requires to be included in the Fund’s registration statement. As the Fund files its Declaration of Trust (“DOT”) as an exhibit to the Registration Statement, we believe that incorporating by reference the relevant provision of the DOT is an appropriate response to Item 30.

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Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5231

aruffle@ofiglobal.com

Sincerely

/s/ Adrienne Ruffle
Adrienne Ruffle
Associate General Counsel

cc:	Cynthia Lo Bessette, Esq.
Joseph Benedetti, Esq.
Taylor Edwards, Esq.
Kramer Levin Naftalis & Frankel LLP